FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated February 26, 2015.

TRANSLATION

Autonomous City of Buenos Aires, February 26, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2014

Dear Sirs:

      In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Rules, we advise you that the Company’s Board of Directors approved, at its meeting held on February 26, 2015, the consolidated financial statements for the year ended December 31, 2014. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	9,002
Attributable to minority interests	(153)
Total net income for the period	8,849

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	16,276
Attributable to minority interests	-
Total other comprehensive income for the period	16,276

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	24,972
Attributable to minority interests	(153)
Total comprehensive income for the period	25,125

4) Detail of Shareholders’ equity as of 12/31/2014 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,922
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,083 11 18 51 (310) (15)
Issuance premiums	640
Total shareholders’ contributions		10,400
Legal reserve		2,007
Reserve for future dividends		5
Reserve for future investments		12,854
Reserve for repurchase of own shares	320
Special reserve for initial setting IFRS	3,648
Other comprehensive income	34,363
Retained earning	9,033
Subtotal Shareholders’ equity	72,630
Minority interests	151
Total Shareholders’ equity	72,781

(1) Amounts in accordance with IFRS

TRANSLATION

Subsection n) Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors decided to propose the following uses for the profits accumulated as of December 31, 2014 to the General Ordinary Shareholders’ Meeting: (i) allocate Ps 120 million to establish a reserve for purchasing YPF shares, in order to grant to the Board of Directors the possibility to acquire YPF shares at any time as it considers appropriate, and to comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future, (ii) allocate Ps 8,410 million to establish a reserve for investments in accordance with the third paragraph of article 70 of Law No. 19,550 of Commercial Corporations (1984), as amended, and (iii) allocate Ps 503 million to establish a reserve for the payment of dividends, authorizing the Board of Directors to determine the opportunity for distribution of the same within a term not to exceed the end of this fiscal year.

The Board of Directors has not made proposals for capitalization because it believes there are no reasons indicating the need for capitalized earnings, monetary adjustments and other concepts.

Subsection o)-Shares owned by the parent group

As of December 31, 2014 the number of shares belonging to the controlling shareholder of the Company amounted to 200,590,525 shares, which include 200,589,525 class D shares and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Economy and Public Finance, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 26, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer